 Exhibit 99.1

News Release

Babylon Holdings Limited Announces Commencement of Exchange Offer and Consent Solicitation Relating to Warrants

PALO ALTO, Calif. & LONDON, UK – May 20, 2022 -- (BUSINESS WIRE) -- Babylon Holdings Limited (NYSE: BBLN) (“Babylon” or the “Company”) today announced that it has commenced an exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding (i) public warrants to purchase Class A ordinary shares of the Company, par value $0.0000422573245084686 per share (the “Class A ordinary shares”), which warrants trade on the New York Stock Exchange under the symbol “BBLN.W”(the “public warrants”) and (ii) related private placement warrants to purchase Class A ordinary shares (the “private placement warrants” and, together with the public warrants, the “warrants”). The warrants were assumed by Babylon in connection with its business combination with Alkuri Global Acquisition Corp. on October 21, 2021. The purpose of the Offer and Consent Solicitation is to simplify the Company’s capital structure and reduce the potential dilutive impact of the warrants, thereby providing the Company with more flexibility for financing its operations in the future.

The Company is offering to all holders of the warrants the opportunity to receive 0.295 Class A ordinary shares in exchange for each outstanding warrant tendered by the holder and exchanged pursuant to the Offer. Pursuant to the Offer, the Company is offering up to an aggregate of 4,294,703 shares of its Class A ordinary shares in exchange for the warrants.

Concurrently with the Offer, the Company is also soliciting consents from holders of the public warrants and the private placement warrants to amend the warrant agreement that governs all of the warrants (the “Warrant Agreement”) to permit the Company to require that each warrant that is outstanding upon the closing of the Offer be converted into 0.2655 Class A ordinary shares, which is a ratio 10% less than the exchange ratio applicable to the Offer (the “Warrant Amendment”). Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least 50% of the number of the then outstanding public warrants and, solely with respect to any amendment to the terms of the private placement warrants or any provision of the Warrant Agreement with respect to the private placement warrants, the vote or written consent of at least 50% of the number of the then outstanding private placement warrants. Parties representing 38.7% of the public warrants have agreed to tender their warrants in the Offer and to consent to the Warrant Amendment in the Consent Solicitation, pursuant to a tender and support agreement. Accordingly, if holders of an additional approximately 11.3% of the outstanding public warrants consent to the Warrant Amendment in the Consent Solicitation, and the other conditions of the Offer are satisfied or waived, then the Warrant Amendment will be adopted with respect to the public warrants. The offering period will continue until Midnight (end of day), Eastern Standard Time, on June 17, 2022, or such later time and date to which the Company may extend, as described in the Company’s Schedule TO and Prospectus/Offer to Exchange (the “Expiration Date”). Tendered warrants may be withdrawn by holders at any time prior to the Expiration Date.

The Offer and Consent Solicitation are being made pursuant to a Prospectus/Offer to Exchange dated May 20, 2022, and Schedule TO, dated May 20, 2022, each of which have been filed with the U.S. Securities and Exchange Commission (“SEC”) and more fully set forth the terms and conditions of the Offer and Consent Solicitation.

The Company’s Class A ordinary shares and public warrants are listed on The New York Stock Exchange under the symbols “BBLN” and “BBLN.W,” respectively. As of May 20, 2022, a total of 14,558,313 warrants were outstanding.

The Company has engaged BofA Securities, Inc. as the Dealer Manager for the Offer and Consent Solicitation. Any questions or requests for assistance concerning the Offer and Consent Solicitation may be directed to BofA Securities, Inc. at:

BofA Securities

NC1-004-03-43

200 North College Street, 3rd floor

Charlotte NC 28255-0001

Attn: Prospectus Department

Email: dg.prospectus_requests@bofa.com

D.F. King & Co., Inc. has been appointed as the Information Agent for the Offer and Consent Solicitation, and Computershare Trust Company, N.A. has been appointed as the Exchange Agent. Requests for documents should be directed to D.F. King & Co., Inc. at (800) 817-5468 (for warrant holders) or (212) 269-5550 (for banks and brokers) or via the following email address: babylon@dfking.com.

Important Additional Information Has Been Filed with the SEC

Copies of the Schedule TO and Prospectus/Offer to Exchange will be available free of charge at the website of the SEC at www.sec.gov. Requests for documents may also be directed to D.F. King & Co., Inc. at (800) 817-5468 (for warrant holders) or (212) 269-5550 (for banks and brokers) or via the following email address: babylon@dfking.com. A registration statement on Form F-4 relating to the securities to be issued in the Offer has been filed with the SEC but has not yet become effective. Such securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

This announcement is for informational purposes only and shall not constitute an offer to purchase or a solicitation of an offer to sell the warrants or an offer to sell or a solicitation of an offer to buy any Class A ordinary shares in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. The Offer and Consent Solicitation are being made only through the Schedule TO and Prospectus/Offer to Exchange, and the complete terms and conditions of the Offer and Consent Solicitation are set forth in the Schedule TO and Prospectus/Offer to Exchange.

Holders of the warrants are urged to read the Schedule TO and Prospectus/Offer to Exchange carefully before making any decision with respect to the Offer and Consent Solicitation because they contain important information, including the various terms of, and conditions to, the Offer and Consent Solicitation.

None of the Company, any of its management or its board of directors, or the Information Agent, the Exchange Agent or the Dealer Manager makes any recommendation as to whether or not holders of warrants should tender warrants for exchange in the Offer or consent to the Warrant Amendment in the Consent Solicitation.

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About Babylon

Babylon is one of the world’s fastest growing digital healthcare companies whose mission is to make high-quality healthcare accessible and affordable for every person on Earth.

Babylon is re-engineering how people engage with their care at every step of the healthcare continuum. By flipping the model from reactive sick care to proactive healthcare through the devices people already own, it offers millions of people globally ongoing, always-on care. Babylon has already shown that in environments as diverse as the developed UK or developing Rwanda, urban New York or rural Missouri, for people of all ages, it is possible to achieve its mission by leveraging its highly scalable, digital-first platform combined with high quality, virtual clinical operations to provide integrated, personalized healthcare.

Founded in 2013, Babylon’s technology and clinical services is supporting a global patient network across 15 countries, and is capable of operating in 16 languages. And through a combination of its value-based care model, Babylon 360, and its work in primary care through NHS GP at Hand, Babylon managed over 440k lives globally from the start of 2022. In 2021 alone, Babylon helped a patient every 6 seconds, with approximately 5.2 million consultations and AI interactions. Importantly, this was achieved with a 93% user retention rate in our NHS GP at Hand service and 4 or 5 star ratings from more than 90% of our users across all of our geographies.

Babylon is also working with governments, health providers, employers and insurers across the globe in order to provide them with a new infrastructure that any partner can use to deliver high-quality healthcare with lower costs and better outcomes. For more information, please visit www.babylonhealth.com.

Forward-Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or our future financial or operating performance. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, information concerning Babylon’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment and potential growth opportunities.

These forward-looking statements are not guarantees of future performance, conditions, or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of Babylon’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to our future financial and operating results and that we may require additional financing; uncertainties related to our ability to continue as a going concern; the growth of our business and organization; our failure to compete successfully; our ability to renew contracts with existing customers, and risks of contract renewals at lower fee levels, or significant reductions in members, pricing or premiums under our contracts due to factors outside our control; our dependence on our relationships with physician-owned entities; our ability to maintain and expand a network of qualified providers; our ability to increase engagement of individual members or realize the member healthcare cost savings that we expect; a significant portion of our revenue comes from a limited number of customers; the uncertainty and potential inadequacy of our claims liability estimates for medical costs and expenses; risks associated with estimating the amount and timing of revenue recognized under our licensing agreements and value-based care agreements with health plans; risks associated with our physician partners’ failure to accurately, timely and sufficiently document their services; risks associated with inaccurate or unsupportable information regarding risk adjustment scores of members in records and submissions to health plans; risks associated with reduction of reimbursement rates paid by third-party payers or federal or state healthcare programs; risks associated with regulatory proposals directed at containing or lowering the cost of healthcare, including the ACO REACH model; immaturity and volatility of the market for telemedicine and our unproven digital-first approach; our ability to develop and release new solutions and services; the impact of COVID-19 or any other pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide on our business; and the other risks and uncertainties identified in Babylon’s Annual Report on Form 20-F filed with the SEC on March 30, 2022, and in other documents filed or to be filed by Babylon with the SEC and available at the SEC’s website at www.sec.gov.

Babylon cautions that the foregoing list of factors is not exclusive and cautions you not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Babylon does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this press release.

Contacts:

Media

Adam Davison

press@babylonhealth.com

Investors

investors@babylonhealth.com